Exhibit (a)(1)(E)
MYLAN LABORATORIES INC.
OFFER TO PURCHASE FOR CASH
UP TO 48,780,487 SHARES OF ITS COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AT A PURCHASE PRICE NOT GREATER THAN $20.50
NOR LESS THAN $18.00 PER SHARE
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 15, 2005, UNLESS THE OFFER IS EXTENDED.
June 16, 2005

To	Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
          We have been appointed by Mylan Laboratories Inc., a Pennsylvania corporation (“Mylan”), to act as Dealer Manager in connection with Mylan’s offer to purchase for cash up to 48,780,487 shares of its common stock, par value $0.50 per share (the “Shares”), at a price specified by its shareholders not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in Mylan’s Offer to Purchase, dated June 16, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as each may be supplemented or amended from time to time, constitute the “Offer”). Unless the context requires otherwise, all references to Shares shall refer to the shares of common stock, par value $0.50 per share, of Mylan and shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of August 22, 1996, between Mylan and American Stock Transfer & Trust Company, as amended as of November 8, 1999, August 13, 2004, September 8, 2004 and December 2, 2004. All Shares tendered and purchased will include such associated preferred stock purchase rights.
          Mylan will determine a single per Share price, not greater than $20.50 nor less than $18.00 per Share, that it will pay for the Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. Mylan will select the lowest purchase price that will allow it to purchase 48,780,487 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. Mylan will purchase all Shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tender described in the Offer to Purchase.
          Only Shares properly tendered and not properly withdrawn will be purchased. If the Offer is oversubscribed, tendered Shares will be purchased on a pro rata basis (including “odd lots”), with appropriate adjustments to avoid the purchase of fractional Shares. Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders will be returned at Mylan’s expense to the shareholders who tendered such Shares promptly after the Expiration Date (as defined in Section 1 of the Offer to Purchase).
          Mylan expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements. See Section 1 of the Offer to Purchase.

          For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase dated June 16, 2005;

2.	The Letter of Transmittal (Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares;

3.	The Notice of Guaranteed Delivery to be used to accept the Offer and tender Shares pursuant to the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4.	A printed form of letter which you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer;

5.	Letter to Shareholders, dated June 16, 2005; and

6.	A return envelope addressed to American Stock Transfer & Trust Company, as Depositary for the Offer.
          Certain conditions of the Offer are described in Section 7 of the Offer to Purchase.
          Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, July 15, 2005, unless the Offer is extended.
          For Shares to be properly tendered pursuant to the Offer:

(a) the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required in the Letter of Transmittal, must be received before the Expiration Date by the Depositary; or

(b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.
          Mylan will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding Shares in a brokerage account or otherwise through brokers, dealers and other nominee shareholders are urged to consult the brokers, dealers and other nominee shareholders to determine whether transaction costs may apply if shareholders tender Shares through the brokers, dealers and other nominee shareholders and not directly to the Depositary. Mylan will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Mylan, the Information Agent or the Depositary for purposes of the Offer. Mylan will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

          Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Morrow & Co., Inc., as Information Agent, 445 Park Avenue, 5th Floor, New York, New York 10022, (212) 754-8000 (call collect) or (800) 654-2468 (toll free).

Very truly yours,

Merrill Lynch & Co.
          NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF MYLAN, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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